PRESS RELEASE

BROOKFIELD ACQUIRES POTSDAMER PLATZ IN BERLIN

BERLIN, (4 January, 2016) – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield”) announced that one of its subsidiaries has completed the acquisition of Potsdamer Platz in Berlin with its joint venture partner, an Asian sovereign wealth fund. The parties are not disclosing the purchase price.

The trophy, mixed-used estate comprises 17 buildings, 10 streets, and two squares covering a gross area of more than 2,900,000 square feet in the center of Berlin. The buildings are a mix of office (1,376,000 square feet), retail (493,000 square feet), residential (271,000 square feet), leisure (446,000 square feet), and a hotel (138,000 square feet) and are home to more than 480 national and international companies.

Ric Clark, Chairman of Brookfield Property Partners, commented: "Potsdamer Platz is one of the world’s iconic properties, and we are pleased to be adding it to Brookfield’s growing portfolio of world-class assets.”

A prime asset at the geographical center of Berlin, Potsdamer Platz is the meeting point of the city’s five most bustling streets in a star-shaped intersection. Redeveloped by Daimler in the 1990s and designed by an international team of world-renowned architects including Renzo Piano, Richard Rogers and Hans Kollhoff, Potsdamer Platz sits among Berlin‘s historic, creative, and government districts and attracts more than 100,000 visitors every day.

Potsdamer Platz is also a transport hub served by U-Bahn, S-Bahn, regional express trains and bus services and with a direct connection to the new Berlin Brandenburg International Airport in 2017.

James Tuckey, Chairman of Brookfield Properties Europe, has relocated to Berlin where he is heading Brookfield’s Berlin office. He commented: "Berlin represents a fantastic opportunity for Brookfield. I look forward to working with our management teams to further our plans for Potsdamer Platz and harness the opportunity that we are seeing in the German market."

-ends-

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $65 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes over 130 premier office properties and over 150 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial and hospitality assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $225 billion in assets under management.

For more information, please visit our website at www.brookfieldpropertypartners.com or contact:

Media: Melissa Coley VP, Communications, Brookfield Tel: +1 212 417-7215 Email: melissa.coley@brookfield.com	Investors: Matt Cherry VP, Investor Relations, Brookfield Tel: +1 212 417-7488 Email: matthew.cherry@brookfield.com

PRESS RELEASE

Potsdamer Platz residential buildings

HINTERM
HORIZONT

Renzo Piano-designed Musical Theatre at Potsdamer Platz

PRESS RELEASE

MEXX

Potsdamer Platz retail atrium